SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES FISCAL YEAR OF 2008 RESULTS
(Rio de Janeiro – March 27, 2009) PETRÓLEO BRASILEIRO S.A. – PETROBRAS today announced its consolidated results stated in U.S. dollars, prepared in accordance with U.S. GAAP.

Petrobras had consolidated net income of U.S.$18,879 million for the year ended December 31, 2008, 43.7% higher than the year ended December 31, 2007, primarily due to increased average crude oil and oil product sales prices, a 5,4% increase in domestic oil and gas production, higher sales volumes and foreign exchange gain on net monetary assets denominated in U.S. dollars.

Excluding the impact of the 27.9% depreciation of the Real, in the fourth quarter of 2008 consolidated net income decreased 1.5% compared to the fourth quarter of 2007, due to the impact of the international economic crisis on crude oil prices, which led to lower international and domestic sales prices and higher sales costs. These effects were offset by higher automotive gasoline and diesel prices in May, 2008 and a 37% increase in export volumes. Additionally, Petrobras made a U.S.$3,003 million provision for interest on shareholders’ equity in the fourth quarter of 2008, generating a U.S.$995 million tax benefit.

Adjusted EBITDA in 2008 was 22.3% higher than adjusted EBITDA in 2007, and adjusted EBITDA in the last quarter of 2008 was 56.2% lower than adjusted EBITDA in the third quarter of 2008. Operating results in the fourth quarter of 2008 were particularly affected by the reduction in average sales prices mentioned above. See page 5 for a reconciliation of adjusted EBITDA to net income.

Export volumes reached a record of 676 mbbl/d in 2008, a 9.4% increase over 2007.

Total domestic and international oil and gas production increased 4.3% in 2008 compared to 2007. Production increased by 6.2% in the fourth quarter of 2008 compared to the fourth quarter of 2007, and remained relatively constant compared to the third quarter of 2008.

Production from new platforms more than offset the natural decline from mature fields.

Our proved reserves in Brazil and abroad, which are estimated by our management in accordance with Rule 4-10 of Regulation S-X of the U.S. Securities and Exchange Commission (SEC), amounted to 11.1 billion and 11.6 billion barrels of oil equivalent for 2008 and 2007, respectively. As of December 31, 2008, our proved reserves-to-production ratio was 13.5 years.

Petrobras’ capital expenditures reached U.S.$29,874 million in 2008, a 42.4% increase compared to 2007. Our capital expenditures reached U.S.$9,817 million in the fourth quarter of 2008, 40.8% higher than the fourth quarter of 2007, and 24.4% higher than the third quarter of 2008. Most of the funds were used to boost oil and gas production in Brazil.

COMMENTS FROM THE CEO, MR. JOSÉ SERGIO GABRIELLI DE AZEVEDO

Dear shareholders and investors,

We are pleased to announce the results for the fiscal year and fourth quarter of 2008.

The year’s earnings reflect Petrobras’ robust resources and the integration of our businesses. Our strengths became fully evident in the second half of the year, as the international financial crisis spread to the real economy. This period was characterized by a sharp global economic slowdown and a dramatic readjustment in commodity prices, and oil prices declined from a high of U.S.$147 per barrel as of July 3, 2008 to a low of U.S.$37 per barrel as of December 24, 2008.

We modified the way we manage our businesses in light of this new economic scenario. We are using our resources more efficiently, optimizing costs and redesigning our operations in order to reduce expenditures, preserve our ability to make capital investments, create jobs and add shareholder value.

In light of reduced cash flows from declining commodity prices, we allocated more resources to increase production and we are prioritizing those investments that combine early generation of cash flow with greater economic return. This shift is evident in our Business Plan for 2009-2013.

In 2008, capital expenditures reached U.S.$29,874 million, the largest in Petrobras’ history and 42.4% higher than the previous year. These investments allowed us to increase our oil and natural gas production by approximately 4.3% in 2008, reaching 2,400 mbbl/d and guaranteeing self-sufficiency in volume terms for Brazil, our leading market. Our record capital expenditures reflect the strength of our business portfolio and the outstanding growth potential offered by the Brazilian market.

From the beginning of 2008 to the present date, we have installed more than 475 mbbl/d of additional oil production capacity, with the start-up of the P-51, FPSO Cidade de Rio das Ostras, P-53 and FPSO Cidade de Niterói platforms. This additional capacity highlights our ability to manage major projects and reaffirms our ability to overcome considerable challenges still before us, such as the development of the pre-salt area. Together with our partners, we expect to add at least 230 mbbl/d of additional capacity by the end of 2009.

We had a record annual net income of U.S.$18,879 million, 43.7% higher than 2007, as a result of increased production volumes, and higher sales prices in the domestic and international markets. The absence of non-recurring expenses from the renegotiation of our pension plan, which had affected 2007 results, and the foreign exchange rate gain on net assets denominated in dollars, also contributed to improved earnings.

We will propose a dividend distribution amounting to U.S.$4,242 million at the Ordinary General Shareholder Meeting to be held on April 8, 2009.

It is important to emphasize our focus on reduced operating costs and capital discipline. We are reducing our costs, while monitoring trends in the supply of goods, services and human resources in the hydrocarbons industry. For example, we cancelled bidding for the construction of the P-61 and P-63 platforms because the cost of the proposals received was excessive when measured against prevailing market conditions.

There were many successes in the fourth quarter of 2008. I would like to highlight some of our accomplishments in both the operating and corporate fields.

On December 31 2008, our proved reserves of oil, condensate and natural gas in Brazil and overseas were 11.1 billion barrels of oil equivalent according to SEC criteria. We are confident we can continue to replace reserves and maintain our reserve-to-production ratio. For every barrel of oil equivalent produced in 2008, 1.8 barrels were appropriated to proved reserves. The reserve-to-production ratio was 13.5 years.

Average oil, LNG and natural gas production in Brazil grew by 5.4% compared to the prior year, reaching 2,176 mboe/d. In the fourth quarter of 2008, Petrobras recorded an average production of 2,195 mboe/d.

We recently announced our business plan for 2009-2013, which reflects recent changes in our industry. We have maintained significant and realistic growth targets and incorporated resources for exploration and development of the pre-salt layer. The plan envisages capital expenditures of US$174.4 billion through 2013.

At the end of 2008, we obtained a number of new domestic loans at a time of extreme market volatility. We continue to benefit from the support of major financial institutions that appreciate Petrobras´ financial strength and commitment to a sound capital structure. The National Economic and Social Development Bank – BNDES is committed to lend Petrobras U.S.$12.5 billion in 2009.

In light of the adverse economic scenario of recent months, our fiscal year 2008 results are a testament to Petrobras´ entrepreneurial spirit and capacity to transform challenges into concrete achievements. Our 2008 results point toward continued growth. We are surpassing expectations as we continue our quest to become one of the world’s five largest integrated energy companies.

Financial Highlights

				Year ended December 31,
			Income statement data
3Q-2008	4Q-2008	4Q-2007	(in millions of U.S. dollars, except for per	2008	2007
			share and per ADS data)
44,199	28,039	32,442	Sales of products and services	146,529	112,425
36,083	22,337	25,324	Net operating revenues	118,257	87,735
1,536	1,032	(212)	Financial income (expense), net	2,377	(582)
5,997	2,166	2,812	Net income for the period	18,879	13,138
0.68	0.25	0.32	Basic and diluted earnings per common and preferred share (4)	2.15	1.50
1.36	0.50	0.64	Basic and diluted earnings per ADS (4)	4.30	3.00

			Other data
36.3	33.9	41.3	Gross margin (%) (1)	38.4	43.3
16.6	9.7	11.1	Net margin (%) (2)	16.0	15.0
47	51	50	Debt to equity ratio (%) (3)	51	50

			Financial and Economic Indicators
115.00	55.00	89.00	Brent crude (U.S.$/bbl)	97.00	73.00
			Average Commercial Selling Rate for U.S. dollar
1.6672	2.2802	1.7830	(R$/U.S.$)	1.8362	1.9471
			Period-end Commercial Selling Rate for U.S.
1.9143	2.3370	1.7713	dollar (R$/U.S.$)	2.3370	1.7713

(1) Gross margin equals net operating revenues less cost of sales divided by net operating revenues.
(2) Net margin equals net income divided by net operating revenues.
(3) Debt to equity ratio equals total liabilities divided by the sum of total liabilities and total shareholders’ equity.
(4) For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the result of the stock split that became effective on April 25, 2008. See Note 17 of our consolidated financial statements for the year ended December 31, 2008.

Reconciliation between Adjusted EBITDA and Net Income
(in millions of U.S. dollars)

				Year ended December 31,

3Q-2008	4Q-2008	4Q-2007		2008	2007

5,997	2,166	2,812	Net income for the period	18,879	13,138
1,662	1,285	1,728	Depreciation, depletion and amortization	5,928	5,544
-	519	271	Impairment	519	271
(175)	(508)	(715)	Financial income	(1,641)	(1,550)
170	224	102	Financial expense	848	677
(1,531)	(748)	825	Monetary and exchange variation on monetary
			assets and liabilities, net	(1,584)	1,455
2,838	1,656	1,697	Total income tax expense	9,259	5,888
38	317	(63)	Equity in results of non-consolidated companies	21	(235)
86	233	152	Other expenses, net	225	143
(49)	(1,184)	28	Minority interest in results of consolidated subsidiaries	(1,146)	273

9,036	3,960	6,837	Adjusted EBITDA	31,308	25,604

Our adjusted EBITDA is not a U.S. GAAP measure and it is possible that it may not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, both of which are calculated in accordance with U.S. GAAP. We provide our adjusted EBITDA to give additional information about our capacity to pay debt, carry out investments and cover working capital needs.

The comparison between our results of operations for 2008 and for 2007 has been affected by the 5.7% increase in the value of the Real against the U.S. dollar for 2008 compared to 2007.

OPERATING HIGHLIGHTS

						Year ended December 31,

3Q-2008		4Q-2008	4Q-2007			2008	2007

					Average daily crude oil and gas production
2,007		2,000	1,907		Crude oil and NGLs (mbbl/d) (1)	1,980	1,920
1,883		1,865	1,782		Brazil	1,855	1,792
110		121	111		International	111	112
14		14	14		Non-consolidated international production(2)	14	16
2,580		2,568	2,268		Natural gas (mmcf/d) (3)	2,520	2,286
1,980		1,980	1,662		Brazil	1,926	1,638
600		588	606		International	594	648

					Crude oil and NGL average sales price (U.S. dollars
					per bbl)
100.58		47.95	76.75		Brazil (4)	81.55	61.57
68.74		47.37	59.42		International	63.16	50.46

					Natural gas average sales price (U.S. dollars per mcf)
8.50		5.79	5.78		Brazil (5)	6.69	5.86
2.61		2.97	2.91		International	2.84	2.68

					Lifting costs (U.S. dollars per boe)
					Crude oil and natural gas – Brazil
10.21		8.24	8.60		Excluding production taxes (6)	9.26	7.70
30.27		18.11	23.16		Including production taxes (6)	26.08	19.39
5.12		5.36	4.41		Crude oil and natural gas – international	4.73	4.17

					Refining costs (U.S. dollars per boe)
3.46		2.33	3.60		Brazil	3.24	2.85
6.40	(7)	3.70	3.04		International	5.34	2.96
					Refining and marketing operations (mbbl/d)
2,223		2,223	2,167		Primary Processed Installed Capacity	2,223	2,167
					Brazil (8)
1,942		1,942	1,986		Installed capacity	1,942	1,986
1,821		1,708	1,795		Output of oil products	1,787	1,795
93%		87%	90%		Utilization	91%	90%
					International
281		281	181	(9)	Installed capacity	281	181
185	(7)	209	238	(9)	Output of oil products	183	251
63%	(7)	64%	93%	(9)	Utilization	61%	85%

76		78	78		Domestic crude oil as % of total feedstock processed	78	78
					Imports (mbbl/d)
423		276	400		Crude oil imports	373	390
270		123	136		Oil product imports	197	148
					Exports (mbbl/d)
457		559	322		Crude oil exports (10)(11)	439	353
200		231	253		Oil product exports (11)	234	262

36		(391)	(39)		Net exports (imports) of crude oil and oil products	(103)	(77)

					Other Imports and Exports (mbbl/d)
213		182	199		Imports of LPG and other products	197	171
3		1	2		Exports of other products (11)	3	3

					Sales Volume (mbbl/d)
1,790		1,783	1,776		Oil products	1,748	1,725
97		37	81		Ethanol and other products	86	62
328		302	272		Natural gas	312	248

2,215		2,122	2,129		Total domestic market	2,146	2,035
660		791	577		Exports	676	618
580		440	480		International sales and other operations	552	586

1,240		1,231	1,057		Total international market (10)	1,228	1,204

3,455		3,353	3,186		Total	3,374	3,239

(1) Includes production from shale oil reserves.
(2) Non-consolidated companies in Venezuela.
(3) Does not include LNG. Includes reinjected gas.
(4) Crude oil and NGL average sales price in Brazil includes intra-company transfers and sales to third parties.
(5) The increase in the first quarter of 2008 was due to a new pricing methodology that reflects international natural gas prices.
(6) Production taxes include royalties, special government participation and rental of areas.
(7) Reflects Okinawa Refinery data retroactive to April 2008.
(8) As registered by the National Petroleum Agency (ANP).
(9) Reflects consolidated Bolivian refineries data through June 25, 2007.
(10) Includes third-party sales by our international subsidiary, Petrobras International Finance Company (PifCo).
(11) Includes exports in progress.

ANALYSIS OF OPERATING HIGHLIGHTS

Exploration and Production

Crude Oil and NGL

In 2008, the natural decline in production from mature fields was offset by increased production from FPSO-Cidade do Rio de Janeiro in the Espadarte field and production from FPSO-Cidade de Vitória in the Golfinho field and platforms P-52 and P-54 in the Roncador field, which started to operate in the fourth quarter of 2007.

International consolidated crude oil production decreased in 2008 due to reduced reservoir pressure in the United States and lower output from mature fields in Argentina, Angola and Colombia. This decline was partially offset by the start-up of production in Nigeria in July 29, 2008.

Natural Gas

Domestic natural gas production increased 17.6% due to increased production from new platforms.

International gas production decreased 8.3% due to reduced reservoir pressure in U.S. wells.

Lifting Costs

Excluding the impact of the appreciation of the Real and production taxes (consisting of royalties, special government participation and rental of areas), our lifting costs in Brazil increased 16.0% to U.S.$9.26 per barrel of oil equivalent for 2008 compared to U.S.$7.70 per barrel of oil equivalent for 2007. This increase was attributable to higher interventions in wells and work stoppages on certain production units, salary adjustments related to collective bargaining agreements, an increased workforce and higher initial unit cost for new production systems, which will gradually decrease as production increases.

Our production taxes in Brazil on a per barrel basis increased 43.9% to U.S.$16.82 per barrel in 2008 compared to U.S.$11.69 in 2007. This increase is attributable to a 35.0% rise in the average reference price used to calculate production taxes for our domestic production and higher taxes on the Roncador and Espadarte fields.

The upturn in our international lifting costs was attributable to higher costs for outsourced services, salary increases in Argentina and maintenance and security service costs in Colombia. These increases were partially offset by reduced transportation services costs in the United States.

Refining

Our refinery output in Brazil decreased due to increased scheduled stoppages in production units.

Our international refinery output decreased due to a scheduled repair stoppage at a U.S. catalytic cracking plant, scheduled stoppages in Argentina and U.S. refineries and the effects of Hurricanes Gustav and Ike in September 2008. These declines were partially offset by the start-up of production from the Okinawa Refinery in Japan.

Refining Costs

Excluding the impact of the appreciation of the Real, our refining costs in Brazil increased 8.0% in 2008 due to higher personnel expenses, increased electricity costs and increased scheduled stoppages.

International refining costs increased due to higher costs at the Pasadena refinery in the United States caused by scheduled stoppages, technical problems at the U.S. catalytic cracking unit and reduced volumes of processed crude oil in 2008.

Sales Volume

Our domestic sales volume increased 5.5% to 2,146 mbbl/d for 2008 compared to 2,035 mbbl/d for 2007, due to increased sales of diesel, gasoline, aviation fuel and natural gas. The increase in diesel sales was due to overall economic growth in Brazil, increased use of diesel-driven thermoelectric plants, infrastructure investments, mining and civil construction, in addition to reduced production by and imports from competitors. The increase in gasoline sales was due to increased demand and reduced competition in the retail market. The increase in aviation fuel sales was due to overall economic growth, increased tourism and new aircraft and aviation routes, which pushed up the number of flights. Natural gas sales increased 25.8% due to greater supply of imported and domestic natural gas, primarily from the P-52, P-54 and Piranema platforms.

Our sales volumes in the international market decreased 5.8% to 552 mbbl/d for 2008 compared to 586 mbbl/d for 2007, primarily due to programmed stoppages in the Pasadena refinery, reduced production in the United States and Argentina, the sale of Bolivian refineries in June 2007 and reduced Bolivian gas and oil sales volumes. These factors were partially offset by sales from the Okinawa Refinery in Japan beginning in the second quarter of 2008 and by the start-up of production in Nigeria in the third quarter of 2008.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We earn income from:

• domestic sales, which consist of sales of oil products (such as diesel oil, gasoline, jet fuel, naphtha, fuel oil and liquefied petroleum gas), natural gas, ethanol, electricity and petrochemical products;

• export sales, which consist primarily of sales of crude oil and oil products;

• international sales (excluding export sales), which consist of sales of crude oil, natural gas and oil products that are purchased, produced and refined abroad; and

• other sources, including services, investment income and foreign exchange gains.

Our expenses include:

• costs of sales (which are composed of labor expenses, operating costs and purchases of crude oil and oil products); maintaining and repairing property, plant and equipment; depreciation and amortization of fixed assets; depletion of oil fields; and exploration costs;

• selling (which include expenses for transportation and distribution of our products), general and administrative expenses; and

• interest expense, monetary and foreign exchange losses.

Fluctuations in our financial condition and results of operations are driven by a combination of factors, including:

• the volume of crude oil, oil products and natural gas we produce and sell;

• changes in international prices of crude oil and oil products, which are denominated in U.S. dollars;

• related changes in the domestic prices of crude oil and oil products, which are denominated in Reais;

• fluctuations in the Real/U.S. dollar and to a lesser degree, Argentine peso/U.S. dollar exchange rates; and

• the amount of production taxes that we are required to pay with respect to our operations.

Virtually all of our revenues and expenses for our Brazilian activities are denominated and payable in Reais. When the Real strengthens relative to the U.S. dollar as it did in 2008 (5.7%) and 2007 (10.5%), the effect is to generally increase both revenues and expenses when expressed in U.S. dollars. However, the appreciation of the Real against the U.S. dollar affects the line items discussed below in different ways. The following comparison between our results of operations in 2008 and 2007 is impacted by the increase in the value of the Real against the U.S. dollar during that period. See Note 2 of our consolidated financial statements for the year ended December 31, 2008, for more information about the translation of Brazilian Real amounts into U.S. dollars.

BUSINESS SEGMENTS

NET INCOME BY BUSINESS SEGMENT

	Year ended December 31,

	2008	2007

	(U.S.$ million)
Exploration and Production	21,031	14,072
Supply	(1,996)	2,785
Gas and Energy	(223)	(834)
International	(808)	(815)
Distribution	839	446
Corporate	(57)	(1,796)
Eliminations	93	(720)

Net income	18,879	13,138

Exploration and Production

Our Exploration and Production segment includes our exploration, development and production activities in Brazil, sales and transfers of crude oil in domestic and foreign markets, transfers of natural gas to our Gas and Energy segment and sales of oil products produced at natural gas processing plants.

Consolidated net income for our Exploration and Production segment increased 49.5% in 2008 compared to 2007, primarily due to higher average domestic oil prices and a 3.5% increase in oil and NGL production.

These effects were partially offset by higher production taxes, impairment charges in Brazil as a result of decreased international prices at the end of 2008, which affected future projections and increased exploration costs due to write-offs of dry or economically unviable wells.

The spread between the average domestic oil sale/transfer price and the average Brent price rose from U.S.$ 10.95/bbl in 2007 to U.S.$ 15.44/bbl in 2008.

Supply

Our Supply segment includes refining, logistics, transportation, export and purchase of crude oil, as well as the purchase and sale of oil products and ethanol. Additionally, this segment includes the petrochemical and fertilizers division, which includes investments in domestic petrochemical companies and our two domestic fertilizer plants.

The reduction in net income for our Supply segment in 2008 was primarily attributable to: (1) higher oil sale/transfer costs and higher oil product import costs, reflecting a trend in international prices; (2) higher freight costs as a result of higher volume; (3) losses from investments in affiliated petrochemical companies reflecting debt-related exchange rate variation expenses; (4) higher naphtha prices; and (5) marking inventory to market value.

Gas and Energy

Our Gas and Energy segment consists principally of the purchase, sale, transportation and distribution of natural gas produced in or imported into Brazil. Additionally, this segment includes our participation in domestic natural gas transportation, natural gas distribution and thermoelectric power generation.

Net loss for our Gas and Energy segment decreased as a result of higher margins in our natural gas and electricity business, reflecting higher sales prices and increased electricity and natural gas sales volumes in 2008 compared to 2007.

These effects were partially offset by an allowance for the reduced market value of our NGL inventory.

International

The International segment comprises our activities in other countries, which include Exploration and Production, Supply, Distribution and Gas and Energy.

Net loss for our International segment decreased primarily as a result of slightly increased margins related to higher oil prices in the first nine months of 2008. These effects were offset by: (1) marking inventory to market value in the United States, Japan and Argentina; (2) accrued royalty expenses; (3) the write-off of Block 31 in Ecuador; (4) the complete amortization of goodwill on the Pasadena Refinery; and (5) non-recurring profits on the sale of Bolivian refineries and Argentine companies in 2007.

Distribution

Our Distribution segment comprises the oil product and ethanol distribution activities conducted by our majority owned subsidiary, Petrobras Distribuidora S.A.-BR, in Brazil.

Net income for our Distribution segment increased 88.1% in 2008 due to higher sales volumes and the reduction in operating expenses thanks to the elimination of CPMF, a tax payable in connection with certain bank account transactions, and gains from reversed accruals for legal proceedings in 2007.

This segment accounted for 34.9% of the total Brazilian fuel distribution market in 2008 compared to 34.3% in 2007.

Corporate

Our Corporate segment includes our financing activities not attributable to other segments, including corporate financial management, central administrative overhead and actuarial expenses related to our pension and health care plans for inactive participants.

Net loss for our Corporate segment decreased in 2008 compared to 2007, primarily due to: (1) increased net financial income from foreign exchange gains on international investments; (2) reduced pension plan expenses; and (3) the elimination of the CPMF tax.

These effects were partially offset by increased selling, general and administrative expenses, primarily attributable to higher personnel expenses.

RESULTS OF OPERATIONS FOR 2008 COMPARED TO 2007

The comparison between our results of operations for 2008 and for 2007 has been affected by the 5.7% increase in the value of the Real against the U.S. dollar for 2008 compared to 2007.

Revenues

Net operating revenues increased 34.8% to U.S.$118,257 million for 2008 compared to U.S.$87,735 million for 2007. This increase was primarily attributable to an increase of 28.8% in average prices for our products in domestic and international markets and an increase of 5.5% in sales volumes in Brazil.

Consolidated sales of products and services increased 30.3% to U.S.$146,529 million for 2008 compared to U.S.$112,425 million for 2007 due to the increases mentioned above.

Included in sales of products and services are the following amounts that we paid to the federal or state governments:

• Value-added, PASEP, COFINS and other taxes on sales and services and social security contributions. These taxes increased 21.2% to U.S.$25,046 million for 2008 compared to U.S.$20,668 million for 2007, primarily due to higher prices and sales volumes; and

• CIDE, the per-transaction fee due to the Brazilian government, which decreased 19.8% to U.S.$3,226 million for 2008 compared to U.S.$4,022 million for 2007, due to lower taxes on gasoline and diesel sales.

Cost of Sales (Excluding Depreciation, Depletion and Amortization)

Cost of sales for 2008 increased 46.3% to U.S.$72,865 million, compared to U.S.$49,789 million for 2007. This increase was principally a result of:

• U.S.$6,318 million increase in the cost of imports due to a 5.9% increase in volumes and a 51.0% increase in average prices;

• U.S.$4,111 million increase in costs for our international trading activities due to increased offshore operations conducted by PifCo;

• a U.S.$3,554 million increase in production taxes and charges imposed by the Brazilian government totaling U.S.$10,975 million for 2008 compared to U.S.$7,420 million for 2007, due to a 35% increase in the reference price for local oil (U.S.$3,087 million of the total), and increased output (U.S.$467 million of the total). This increase in production taxes and charges also includes an increase in the special participation charge (an extraordinary charge payable in the event of high production or profitability from our fields); and

• U.S.$3,524 million increase in costs related to higher sales volumes in the domestic market.

Depreciation, Depletion and Amortization

We calculate depreciation, depletion and amortization of most of our exploration and production assets using the units of production method. Depreciation, depletion and amortization expenses increased 6.9% to U.S.$5,928 million for 2008 compared to U.S.$5,544 million for 2007. Excluding the impact of the appreciation of the Real, the increase in depreciation, depletion and amortization resulted from higher capital expenditures and increased domestic oil and gas production.

Exploration, Including Exploratory Dry Holes

Exploration costs, including costs for exploratory dry holes, increased 24.7% to U.S.$1,775 million for 2008 compared to U.S.$1,423 million for 2007. This increase was primarily attributable to a U.S.$520 million increase in expenses related to the write-off of dry and economically unviable wells in Brazil due to: (1) increased number of drilled wells in the past few years, as a result of the Company's investment program; (2) the higher drilling costs resulted from Brazilian economic growth; and (3) the lower success exploration index, given the prospective drilling in higher risky areas located in the Santos and Espirito Santo Basins. These effects were partially offset by a U.S.$256 million decrease in expenses related to dry holes in international operations.

Impairment of Oil and Gas Properties

For 2008, we recorded an impairment charge of U.S.$519 million, compared to U.S.$271 million for 2007. The impairment charge in 2008 was primarily attributable to goodwill impairment at Petrobras’ indirect subsidiary in the United States, Pasadena Refining System (U.S.$223 million) and to impairment at Petrobras´ Guajá field and other producing properties in Brazil due to reduced year-end international oil prices (U.S.$171 million). The impairment charge in 2007 was primarily related to international investments, principally in Ecuador (U.S.$174 million) due to tax and legal changes implemented by the government, the United States (U.S.$39 million) and Angola (U.S.$13 million). See Notes 9(b) and 18(a) to our consolidated financial statements for the year ended December 31, 2008.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 18.9% to U.S.$7,429 million for 2008 compared to U.S.$6,250 million for 2007.

Selling expenses increased 19.0% to U.S.$3,517 million for 2008 from U.S.$2,956 million for 2007. This increase was primarily attributable to a U.S.$367 million increase in transportation costs due primarily to increased sales volumes.

General and administrative expenses increased 18.8% to U.S.$3,912 million for 2008, from U.S.$3,294 million for 2007. Excluding the impact of the appreciation of the Real, the increase in general and administrative expenses was primarily due to higher personnel expenses in 2008 due to an increase in salaries and number of employees and increased costs for third-party technical consulting, auditing and data processing services in Brazil.

Research and Development Expenses

Research and development expenses increased 6.8% to U.S.$941 million for 2008 from U.S.$881 million for 2007. This increase was primarily due to higher training and research costs for production from current reserves and new exploratory areas.

Employee Benefit Expense for Non-Active Participants

Employee benefit expense for non-active participants consists of financial costs associated with our expected pension and health care costs of retired employees. Our employee benefit expense for non-active participants decreased 15.1% to U.S.$841 million for 2008 compared to U.S.$990 million for 2007. The decrease in employee benefit expense for non-active participants was primarily due to an increase in the expected return on plan assets as estimated by actuarial calculations from December 2007.

Other Operating Expenses

Other operating expenses increased 24.8% to U.S.$2,665 million for 2008 from U.S.$2,136 million for 2007. A breakdown of other operating expenses by segment is included on page 30.

The most significant charges for 2008 were:

• U.S.$675 million expense for institutional relations and cultural projects;

• U.S.$545 million expense for marking inventory to market value;

• U.S.$345 million expense for idle capacity at thermoelectric power plants;

• U.S.$322 million expense related to the negotiation of collective bargaining agreements;

• U.S.$273 million expense for losses and contingencies related to legal proceedings;

• U.S.$237 million expense for contractual fines; and

• U.S.$214 million expense for health, safety, and environment (HSE).

The most significant charges for 2007 were:

• U.S.$649 million expense for institutional relations and cultural projects;

• U.S.$498 million expense related to changes in the Petros Pension Plan regulations;

• U.S.$244 million expense for HSE;

• U.S.$240 million expense for contractual fines;

• U.S.$235 million expense related to collective bargaining agreements;

• U.S.$211 million expense for losses and contingencies related to legal proceedings;

• U.S.$176 million expense for idle capacity at thermoelectric power plants; and

• U.S.$65 million expense for unscheduled stoppages of plant and equipment.

Equity in Results of Non-Consolidated Companies

Equity in results of non-consolidated companies decreased to a loss of U.S.$21 million for 2008 compared to a gain of U.S.$235 million for 2007, due mainly to losses from investments in affiliated petrochemical companies, principally Quattor Companhia Petroquímica (U.S.$126 million) and Braskem S.A. (U.S.$116 million), caused by foreign exchange variation expenses related to debt.

Financial Income

We derive financial income from several sources, including interest on cash and cash equivalents. The majority of our cash equivalents are short-term Brazilian government securities, including securities indexed to the U.S. dollar. We also hold U.S. dollar deposits.

Financial income increased 5.9% to U.S.$1,641 million for 2008 compared to U.S.$1,550 million for 2007. This increase was primarily attributable to gains on derivatives investments in 2008. A breakdown of financial income and expenses is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2008.

Financial Expenses

Financial expenses increased 25.3% to U.S.$848 million for 2008 compared to U.S.$677 million for 2007, primarily due to the increase in losses on derivative investments. A breakdown of financial income and expenses is set forth in Note 13 of our consolidated financial statements for the year ended December 31, 2008.

Monetary and Exchange Variation

Monetary and exchange variation changed to a gain of U.S.$1,584 million for 2008 compared to a loss of U.S.$1,455 million for 2007. This change is primarily attributable to foreign exchange gain on net monetary assets denominated in U.S. dollars.

Other Taxes

Other taxes, consisting of various taxes on financial transactions, decreased 34.6% to U.S.$433 million for 2008 compared to U.S.$662 million for 2007. This decrease is primarily attributable to the elimination of the CPMF tax on January 1, 2008. This decrease was partially offset by an increase in the IOF tax, a tax payable on financial transactions, on January 1, 2008.

Other Expenses, Net

Other expenses, net are primarily gains and losses recorded on sales of fixed assets and certain other non-recurring charges. Other expenses, net increased to a loss of U.S.$225 million for 2008 compared to a loss of U.S.$143 million for 2007, primarily due to the U.S.$97 million write-off of Block 31 in Ecuador in the fourth quarter of 2008.

Income Tax (Expense) Benefit

Income before income taxes and minority interest increased 39.9% to U.S.$26,992 million for 2008 compared to U.S.$19,299 million for 2007. Income tax expense increased 57.3% to U.S.$9,259 million for 2008 compared to U.S.$5,888 million for 2007. The reconciliation between the tax calculated based upon statutory tax rates to income tax expense and effective rates is set forth in Note 3 of our consolidated financial statements for the year ended December 31, 2008.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. Historically we have met these requirements with internally generated funds, short-term debt, long-term debt, project financing and sale and lease-back transactions. We believe these sources of funds, together with our strong position of cash and cash equivalents, will continue to allow us to meet our currently anticipated capital requirements. In 2009, our major cash needs include planned capital expenditures of U.S.$28,695 million, announced dividends of U.S.$4,242 million and payments of U.S.$3,562 million on our long-term debt, leasing and project financing obligations.

Financing Strategy

Our financing strategy is designed to help us achieve the targets set forth in our Business Plan released on January 23, 2009, which provides for capital expenditures of U.S.$174.4 billion from 2009 through 2013. We will continue our policy of extending the term of our debt maturity profile. We also intend to reduce our cost of capital through a variety of medium and long-term financing arrangements, including the issuance of bonds in the international capital markets, supplier financing, project financing and bank financing.

Government Regulation

The Brazilian Ministry of Planning, Budget and Management controls the total amount of medium and long-term debt that we and our Brazilian subsidiaries can incur through the annual budget approval process (Plano de Dispêndio Global, or PDG). Before issuing medium and long-term debt, we and our Brazilian subsidiaries must also obtain the approval of the National Treasury Secretariat.

All of our foreign currency denominated debt, as well as the foreign currency denominated debt of our Brazilian subsidiaries, requires registration with the Central Bank. The issuance of debt by our international subsidiaries, however, is not subject to registration with the Central Bank or approval by the National Treasury Secretariat. In addition, all issuances of medium and long-term notes and debentures require the approval of our board of directors. Borrowings that exceed the approved budgeted amount for any year also require approval of the Brazilian Senate.

Sources of Funds

Our Cash Flow

On December 31, 2008, we had cash and cash equivalents of U.S.$6,499 million compared to U.S.$6,987 million at December 31, 2007. The decrease in our cash and cash equivalents was primarily due to increased capital expenditures during 2008 compared to 2007.

Operating activities provided net cash flows of U.S.$28,220 million for 2008 compared to U.S.$22,664 million for 2007. Cash generated by operating activities was mainly affected by net operating revenues, which increased U.S.$30,522 million during 2008 compared to 2007.

Net cash used in investing activities increased to U.S.$29,466 million for 2008 compared to U.S.$24,026 million for 2007. This increase was due primarily to capital expenditures totaling U.S.$29,874 million, including U.S.$14,293 million related to exploration and production projects in Brazil, mainly in the Campos basin.

Net cash provided by financing activities amounted U.S.$2,778 million for 2008 compared to net cash used in financing activities of U.S.$5,988 million for 2007. This increase was primarily due to funds raised by PifCo through the issuance of Global Notes and proceeds from project financing, primarily from the Gasene, Codajás and Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI projects. See Notes 12 and 14 of our consolidated financial statements for the year ended December 31, 2008.

Our net debt increased to U.S.$20,852 million as of December 31, 2008 compared to U.S.$14,908 million as of December 31, 2007, primarily due to increased long-term debt, credit lines taken out to boost ethanol exports, funds raised by PifCo through the issuance of Global Notes, and increased project financing proceeds, as well as a reduction in cash and cash equivalents due to increased capital expenditures. The following table shows the reconciliation of net debt to total long-term debt:

Balance sheet data	December 31, 2008	December 31, 2007	Percent Change (December 31, 2008 versus December 31, 2007)
(U.S.$ Million)

Cash and cash equivalents	6,499	6,987	(7.0)
Short-term debt	2,399	1,458	30.2
Total long-term debt	17,562	13,421	34.6
Total project financings	6,795	6,278	8.2
Total capital lease obligations	595	738	(19.4)
Net debt (1)	20,852	14,908	39.9
Shareholders’ equity (2)	61,909	65,179	(5.0)
Total capitalization (3)	89,260	87,074	2.5

Reconciliation of Net debt	December 31, 2008	December 31, 2007
(U.S.$ Million)
Total long-term debt	17,562	13,421
Plus short-term debt	2,399	1,458
Plus total project financings	6,795	6,278
Plus total capital lease obligations	595	738
Less cash and cash equivalents	6,499	6,987
Net debt (1)	20,852	14,908

(1) Our net debt is not computed in accordance with U.S. GAAP and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with U.S. GAAP. Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements. Please see the table above for a reconciliation of net debt to total long-term debt.

(2) Shareholders’ equity includes adjustments in the amount of U.S.$37 million (gain) on December 31, 2008, and U.S.$2,472 million (loss) on December 31, 2007, related to “Post-retirement benefit reserves adjustments, net of tax - pension and health care costs”. This gain is due to a change in the discount rate from 6% in 2007 to 7.7% in 2008 (See Note 16 (f) to our consolidated financial statements for the year ended December 31, 2008).

(3) Total capitalization is calculated as shareholders’ equity plus short-term debt, total long-term debt, total project financings and total capital lease obligations.

Short-Term Debt

Our outstanding short-term debt serves mainly to support our imports of crude oil and oil products, and is provided almost entirely by international banks. On December 31, 2008, our short-term debt (excluding current portions of long-term debt) amounted to U.S.$2,399 million compared to U.S.$1,458 million on December 31, 2007.

Long-Term Debt

Our outstanding long-term debt consists primarily of the issuance of securities in the international capital markets, debentures in the domestic capital markets, amounts outstanding under facilities guaranteed by export credit agencies and multilateral agencies and loans from the BNDES and other financial institutions. Outstanding long-term debt, plus the current portion of our long-term debt amounted to U.S.$17,562 million at December 31, 2008 compared to U.S.$13,421 million at December 31, 2007. See Note 12 of our consolidated financial statements for the year ended December 31, 2008.

Included in these figures at December 31, 2008 are the following international debt issues:

Notes	Principal Amount

PEPSA’s 9.00% Notes due 2009	U.S.$181 million
PEPSA’s 8.13% Notes due 2010	U.S.$349 million
PEPSA’s 3.55% Notes due 2011	U.S.$87 million
PifCo’s 9.750% Notes due 2011	U.S.$600 million
PEPSA’s 9.38% Notes due 2013	U.S.$200 million
PifCo’s 3.748% Senior Trust Certificates due 2013 (1)	U.S.$200 million
PifCo’s 9.125% Global Notes due 2013	U.S.$750 million
PifCo’s 7.75% Global Notes due 2014	U.S.$600 million
PifCo’s 6.436% Senior Trust Certificates due 2015 (1)	U.S.$550 million
PifCo’s 2.15% Japanese Yen Bonds due 2016	U.S.$386 million
PifCo’s 6.125% Global Notes due 2016	U.S.$899 million
PEPSA’s 6.66% Notes due 2017 (2)	U.S.$300 million
PifCo’s 8.375% Global Notes due 2018	U.S.$750 million
PifCo’s 5.875% Global Notes due to 2018	U.S.$1,750 million

(1) Issued in connection with our export prepayment program. Unless otherwise noted, all debt is issued by PifCo, with support from us through a standby purchase agreement.
(2) Issued by PESA, with support from us through a standby purchase agreement.

Petrobras International Finance Company - PifCo

• On February 11, 2009, Petrobras International Finance Company - PifCo, a wholly owned subsidiary of Petrobras, issued Global Notes in the total amount of U.S.$1,500 million in the international capital market, due March 15, 2019. The Notes bear interest at the rate of 7.875% per annum, payable semiannually beginning on September 15, 2009. The funds raised will be used for general corporate purposes, including financing the Petrobras Business Plan for 2009-2013.

The offering had an estimated cost of U.S.$6.5 million, a discount of U.S.$26 million and an effective tax rate of 8.187% per annum. The Notes constitute general senior unsecured and unsubordinated obligations of PifCo and are unconditional and irrevocably guaranteed by Petrobras.

• On March 24, 2009, the PifCo drewdown US$1,000 million in a line of credit due on March 2011. The Line bear interest at a initial rate of 3 Month Libor + 2.65% per annum, payable quarterly. The proceeds will be used to finance the purchase of oil imports to Petrobras from PifCo.

Project Financing

Since 1997, we have utilized project financings to provide capital for our extensive exploration and production operations and related projects, including some natural gas processing and transportation systems. All of these projects and the related debt obligations of special purpose companies established for these financings are on-balance sheet and accounted for under the line item “Project Financings”. Under typical contractual arrangements, we are responsible for completing the development of the oil and gas fields, operating the fields, paying all operating expenses relating to the projects and remitting a portion of the net proceeds generated from the fields to fund the special purpose companies’ debt and return on equity payments. At the end of each financing project, we have the option to purchase the project assets from the special purpose company or, in some cases, acquire control over the special purpose company itself.

Outstanding project financing, plus the current portion of our project financing, totaled U.S.$6,795 million on December 31, 2008 compared to U.S.$6,278 million on December 31, 2007. This increase in outstanding project financing was primarily due to increased debt relating to the Gasene, Codajás and CDMPI projects. See Note 14 of our consolidated financial statements for the year ended December 31, 2008.

Extinguished Securities

On December 31, 2008, and December 31, 2007, we had amounts invested abroad in an exclusive investment fund that held debt securities of some of our group companies in the amount of U.S.$749 million and U.S.$856 million, respectively. Once these securities are purchased by the fund, the related amounts, together with applicable interest, are removed from the presentation of marketable securities and project financing. See Note 14 of our consolidated financial statements for the year ended December 31, 2008.

Off Balance Sheet Arrangements

As of December 31, 2008, there were no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations

The following table summarizes our outstanding contractual obligations and commitments at December 31, 2008:

	Payments due by period (in millions of U.S.dollars)

					More
	Total	Less than	1-3 years	3-5 years	than 5
		year			years
Balance Sheet Items:
Long Term Debt Obligations	17,562	1,531	6,392	3,363	6,276
Pension Fund Obligations (1)	16,168	923	2,124	2,555	10,566
Project Financing Obligations	6,795	1,780	1,407	670	2,938
Capital (Finance)Lease Obligations	595	251	302	30	12

Total Balance Sheet Items	41,120	4,485	10,225	6,618	19,792

Other Long-Term Contractual
Commitments
Natural Gas Ship-or-Pay	5,108	457	921	931	2,799
Service Contracts	44,843	17,273	16,166	5,621	5,783
Natural Gas Supply Agreements	11,687	1,112	1,938	2,178	6,459
Operating Leases	23,166	4,271	7,975	6,254	4,666
Purchase Commitments	5,154	1,446	1,284	595	1,829
International Purchase	10,933	1,543	6,229	1,449	1,712
Commitments

Total Other Long-Term
Commitments	100,891	26,102	34,513	17,028	23,248

Total	142,011	30,587	44,738	23,646	43,040

(1) Our pension fund obligations are guaranteed by U.S.$14,115 million in plan assets. These assets are presented as a reduction to the net actuarial liabilities. See Note 16 (f) to our consolidated financial statements for the year ended December 31, 2008.

Risk Management Activities

We are exposed to a number of market risks arising in the normal course of our business. We may use derivative and non-derivative instruments to manage these risks. For a description of our risk management activities, see Note 20 to our consolidated financial statements for the year ended December 31, 2008.

Uses of Funds

Capital Expenditures

We invested a total of U.S.$29,874 million in 2008, a 42.4% increase compared to our investments of U.S.$20,978 million in 2007. Our 2008 investments were primarily directed toward increasing production in the Campos basin, modernizing our refineries and expanding our pipeline transportation and distribution systems. Of the total capital expenditures in 2008, U.S.$14,293 million was invested in exploration and development projects (47.8% in the Campos basin), including investments financed through project financing.

The following table sets forth our consolidated capital expenditures (including project financings and investments in thermoelectric power plants) for each of our business segments for 2008 and 2007:

Activities

	Year ended December 31,
	2008	2007
U.S.$ million
• Exploration and Production	14,293	9,448
• Supply	7,234	4,488
• Gas and Energy	4,256	3,223
• International:
Exploration and Production	2,734	2,555
Supply	102	247
Distribution	20	37
Gas and Energy	52	25
• Distribution	309	327
• Corporate	874	628

Total Capital Expenditures	29,874	20,978

Dividends and Interest on Shareholders’ Equity

Our board of directors will propose a dividend distribution of U.S.$4,242 million at the Ordinary General Shareholder Meeting to be held on April 8, 2009. This proposal complies with our by-laws regarding the guaranteed rights of preferred shares and includes interest on shareholders´equity already approved by the board of directors.

The dividends and interest on shareholders’ equity will be paid on a date to be established at the Ordinary General Shareholder Meeting. These amounts will be restated according to the SELIC rate from December 31, 2008 to the initial date of payment.

Income Statement
(in millions of U.S. dollars, except for share and per share data)

				Year ended December 31,
3Q-2008	4Q-2008	4Q-2007		2008	2007

44,199	28,039	32,442	Sales of products and services	146,529	112,425
			Less:

(7,389)	(5,164)	(5,980)	Value-added and other taxes on sales and services	(25,046)	(20,668)
(727)	(538)	(1,138)	CIDE	(3,226)	(4,022)

36,083	22,337	25,324	Net operating revenues	118,257	87,735

(22,995)	(14,775)	(14,858)	Cost of sales	(72,865)	(49,789)
(1,662)	(1,285)	(1,728)	Depreciation, depletion and amortization	(5,928)	(5,544)
(463)	(569)	(634)	Exploration, including exploratory dry holes	(1,775)	(1,423)
-	(519)	(271)	Impairment	(519)	(271)
(2,156)	(1,766)	(1,869)	Selling, general and administrative expenses	(7,429)	(6,250)
(290)	(185)	(269)	Research and development expenses	(941)	(881)
(217)	(197)	(262)	Employee benefit expense for non-active participants	(841)	(990)
(830)	(723)	(418)	Other operating expenses	(2,665)	(2,136)

(28,613)	(20,019)	(20,309)	Total costs and expenses	(92,963)	(67,284)

7,470	2,318	5,015	Operating income	25,294	20,451

(38)	(317)	63	Equity in results of non-consolidated companies	(21)	235
175	508	715	Financial income	1,641	1,550
(170)	(224)	(102)	Financial expense	(848)	(677)
			Monetary and exchange variation on monetary
1,531	748	(825)	assets and liabilities, net	1,584	(1,455)
(96)	(162)	(177)	Other taxes	(433)	(662)
(86)	(233)	(152)	Other expenses, net	(225)	(143)

1,316	320	(478)		1,698	(1,152)

8,786	2,638	4,537	Income before income taxes and minority interest	26,992	19,299

			Income tax expense:
(3,387)	568	(1,316)	Current	(6,904)	(4,826)
549	(2,224)	(381)	Deferred	(2,355)	(1,062)

(2,838)	(1,656)	(1,697)	Total income tax expense	(9,259)	(5,888)

			Minority interest in results of consolidated
49	1,184	(28)	subsidiaries	1,146	(273)

5,997	2,166	2,812	Net income for the period	18,879	13,138

			Weighted average number of shares outstanding

5,073,347,344	5,073,347,344	5,073,347,344	Common	5,073,347,344	5,073,347,344(*)
3,700,729,396	3,700,729,396	3,700,729,396	Preferred	3,700,729,396	3,700,729,396(*)

			Basic and diluted earnings per share

0.68	0.25	0.32	Common and Preferred	2.15	1.50(*)

			Basic and diluted earnings per ADS

1.36	0.50	0.64	Common and Preferred	4.30	3.00(*)

(*) For purposes of comparison all share, ADS, per share and per ADS information in this report have been adjusted to reflect the stock split that became effective on April 25, 2008. See Note 17 of our consolidated financial statements for the year ended December 31, 2008.

Balance Sheet Data
(in millions of U.S. dollars, except for share data)

	As of December	As of December
	31, 2008	31, 2007
Assets
Current assets
Cash and cash equivalents	6,499	6,987
Marketable securities	124	267
Accounts receivable, net	6,613	6,538
Inventories	7,990	9,231
Recoverable taxes	3,281	3,488
Other current assets	2,251	2,629

Total current assets	26,758	29,140

Property, plant and equipment, net	84,719	84,282

Investments in non-consolidated companies and other investments	3,198	5,112

Non-current assets
Accounts receivable, net	923	1,467
Advances to suppliers	2,471	1,658
Petroleum and Alcohol Account – Receivable from Federal Government	346	450
Government securities	-	670
Marketable securities	1,738	2,144
Restricted deposits for legal proceedings and guarantees	798	977
Recoverable taxes	3,095	2,477
Others	1,649	1,338

Total non-current assets	11,020	11,181

Total assets	125,695	129,715

Liabilities and shareholders' equity
Current liabilities
Trade accounts payable	7,763	7,816
Short-term debt	2,399	1,458
Current portion of long-term debt	1,531	1,273
Current portion of project financings	1,780	1,692
Current portion of capital lease obligations	251	227
Taxes payable	3,605	4,510
Payroll and related charges	1,398	1,549
Dividends and interest on capital payable	3,652	3,220
Other current liabilities	2,377	2,723

Total current liabilities	24,756	24,468
Long-term liabilities
Long-term debt	16,031	12,148
Project financings	5,015	4,586
Capital lease obligations	344	511
Employees’ benefits obligation - Pension and Health care	5,787	11,317
Deferred income taxes	7,080	4,802
Other liabilities	4,114	4,372

Total long-term liabilities	38,371	37,736
Minority interest	659	2,332
Shareholders' equity
Shares authorized and issued:
Preferred stock – 2008 and 2007 – 3,700,729,396 shares	15,106	8,620
Common stock – 2008 and 2007 – 5,073,347,344 shares	21,088	12,196
Reserves and others	25,715	44,363

Total shareholders' equity	61,909	65,179

Total liabilities and shareholders’ equity	125,695	129,715

Statement of Cash Flows Data
(in millions of U.S. dollars)

			Year ended December 31,
3Q-2008	4Q-2008	4Q-2007		2008	2007

			Cash flows from operating activities
5,997	2,166	2,812	Net income for the period	18,879	13,138

			Adjustments to reconcile net income to net cash
			provided by operating activities:
1,662	1,285	1,728	Depreciation, depletion and amortization	5,928	5,544

244	141	455	Dry hole costs	808	549
33	317	(63)	Equity in the results of non-consolidated companies	21	(235)
1,771	(295)	114	Foreign exchange (gain)/loss	2,211	641
(49)	(1,185)	28	Minority interest in income of subsidiaries	(1,146)	273
(550)	2,225	381	Deferred income taxes	2,355	1,062
4	907	423	Other	1,136	665

			Working capital adjustments
(425)	1,848	(174)	Decrease (increase) in accounts receivable, net	(1,098)	(245)
(1,304)	3,929	(978)	Decrease (increase) in inventories	(568)	(1,619)
935	(2,367)	434	Increase in taxes payable	(207)	460
804	147	1,257	Increase in trade accounts payable	2,246	1,709
(818)	(866)	782	Advances to suppliers	(1,684)	787
(498)	(731)	(192)	Recoverable taxes	(1,431)	(1,132)
(367)	669	(262)	Increase (decrease) in other working capital adjustments	770	1,067

7,439	8,190	6,745	Net cash provided by operating activities	28,220	22,664

(7,665)	(9,770)	(8,326)	Net cash flows from investing activities	(29,466)	(24,026)

521	4,223	678	Net cash flows from financing activities	2,778	(5,988)

295	2,643	(903)	Increase (Decrease) in cash and cash equivalents	1,532	(7,350)
(1,661)	(1,426)	469	Effect of exchange rate changes on cash and cash equivalents	(2,020)	1,649
6,648	5,282	7,421	Cash and cash equivalents at beginning of period	6,987	12,688

5,282	6,499	6,987	Cash and cash equivalents at the end of period	6,499	6,987

Income Statement by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	973	69,318	7,627	10,024	30,315	-	-	118,257
Inter-segment net operating revenues	58,051	26,884	1,175	916	577	-	(87,603)	-

Net operating revenues	59,024	96,202	8,802	10,940	30,892	-	(87,603)	118,257

Cost of sales	(21,130)	(94,641)	(7,642)	(8,735)	(28,317)	-	87,600	(72,865)
Depreciation, depletion and amortization	(3,544)	(1,109)	(367)	(564)	(165)	(179)	-	(5,928)
Exploration, including exploratory dry holes	(1,303)	-	-	(472)	-	-	-	(1,775)
Impairment	(171)	-	-	(348)	-	-	-	(519)
Selling, general and administrative
expenses	(419)	(2,486)	(483)	(788)	(1,425)	(1,972)	144	(7,429)
Research and development expenses	(494)	(151)	(40)	(3)	(8)	(245)	-	(941)
Employee benefit expense for non-active
participants	-	-	-	-	-	(841)	-	(841)
Other operating expenses	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

Cost and expenses	(27,178)	(98,706)	(9,144)	(11,383)	(30,005)	(4,291)	87,744	(92,963)

Operating income (loss)	31,846	(2,504)	(342)	(443)	887	(4,291)	141	25,294

Equity in results of non-consolidated
companies	-	(245)	103	71	49	1	-	(21)
Financial income (expenses), net	-	-	-	-	-	2,377	-	2,377
Other taxes	(37)	(64)	(53)	(126)	(11)	(142)	-	(433)
Other expenses, net	(152)	(143)	(212)	(107)	320	69	-	(225)

Income (Loss) before income taxes and
minority interest	31,657	(2,956)	(504)	(605)	1,245	(1,986)	141	26,992

Income tax benefits (expense)	(10,764)	922	205	(213)	(406)	1,045	(48)	(9,259)

Minority interest	138	38	76	10	-	884	-	1,146

Net income (loss) for the year	21,031	(1,996)	(223)	(808)	839	(57)	93	18,879

Income Statement by Segment

	Year ended December 31, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

STATEMENT OF INCOME

Net operating revenues to third parties	2,455	50,531	3,673	8,132	22,944	-	-	87,735
Inter-segment net operating revenues	39,536	19,018	1,239	969	376	-	(61,138)	-

Net operating revenues	41,991	69,549	4,912	9,101	23,320	-	(61,138)	87,735

Cost of sales	(15,147)	(61,881)	(4,514)	(7,042)	(21,124)	-	59,919	(49,789)
Depreciation, depletion and amortization	(3,335)	(1,077)	(259)	(567)	(155)	(151)	-	(5,544)
Exploration, including exploratory dry holes	(648)	-	-	(775)	-	-	-	(1,423)
Impairment of oil and gas properties	(26)	(19)	-	(226)	-	-	-	(271)
Selling, general and administrative
expenses	(305)	(1,999)	(597)	(692)	(1,198)	(1,577)	118	(6,250)
Research and development expenses	(447)	(171)	(94)	(2)	(6)	(161)	-	(881)
Employee benefit expense for non-active
participants	-	-	-	-	-	(990)	-	(990)
Other operating expenses	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Cost and expenses	(20,153)	(65,366)	(5,899)	(9,412)	(22,537)	(3,964)	60,047	(67,284)

Operating income (loss)	21,838	4,183	(987)	(311)	783	(3,964)	(1,091)	20,451

Equity in results of non-consolidated
companies	-	71	104	64	-	(4)	-	235
Financial income (expenses), net	-	-	-	-	-	(582)	-	(582)
Other taxes	(43)	(75)	(36)	(72)	(90)	(346)	-	(662)
Other expenses, net	(196)	(8)	(28)	82	(17)	24	-	(143)

Income (Loss) before income taxes and
minority interest	21,599	4,171	(947)	(237)	676	(4,872)	(1,091)	19,299

Income tax benefits (expense)	(7,343)	(1,394)	357	(424)	(230)	2,775	371	(5,888)
Minority interest	(184)	8	(244)	(154)	-	301	-	(273)

Net income (loss) for the year	14,072	2,785	(834)	(815)	446	(1,796)	(720)	13,138

Other Operating Expenses by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	(43)	(31)	(6)	-	(42)	(553)	-	(675)

Allowance for marking inventory to market value	-	(188)	(59)	(298)	-	-	-	(545)
Idle capacity at thermoelectric power plants	-	-	(345)	-	-	-	-	(345)
Expenses related to collective bargaining agreement	(152)	(49)	(11)	(11)	-	(99)	-	(322)
Losses from legal proceedings	(18)	(44)	(11)	(109)	(10)	(81)	-	(273)
Contractual fines	-	-	(237)	-	-	-	-	(237)
HSE expenses	(38)	(34)	(2)	-	-	(140)	-	(214)
Unscheduled stoppages of plant and equipment	(64)	(45)	-	-	-	-	-	(109)
Ship or pay commitments	-	-	-	(54)	-	-	-	(54)
Other	198	72	59	(1)	(38)	(181)	-	109

	(117)	(319)	(612)	(473)	(90)	(1,054)	-	(2,665)

	Year ended December 31, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and culture projects	(39)	(33)	-	-	(35)	(542)	-	(649)
Expenses related to Petros Plan amendments	(104)	(61)	(5)	(4)	(19)	(305)	-	(498)
HSE expenses	(11)	(69)	(2)	(5)	-	(157)	-	(244)
Contractual fines	-	-	(240)	-	-	-	-	(240)
Expenses related to collective bargaining agreement	(91)	(55)	(8)	(5)	(12)	(64)	-	(235)
Losses from legal proceedings	(96)	(40)	-	(9)	(36)	(30)	-	(211)
Idle capacity at thermoelectric power plants	-	-	(176)	-	-	-	-	(176)
Unscheduled stoppages of plant and equipment	(13)	(52)	-	-	-	-	-	(65)
Ship or pay commitments	-	-	-	(51)	-	-	-	(51)
Loss related to ICMS tax	-	51	-	-	-	-	-	51
Other	109	40	(4)	(34)	48	13	10	182

	(245)	(219)	(435)	(108)	(54)	(1,085)	10	(2,136)

Selected Balance Sheet Data by Segment

	Year ended December 31, 2008 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	2,662	9,647	2,466	2,327	2,646	10,387	(3,377)	26,758

Cash and cash equivalents	-	-	-	-	-	6,499	-	6,499
Other current assets	2,662	9,647	2,466	2,327	2,646	3,888	(3,377)	20,259

Investments in non-consolidated
companies and other
investments	171	1,168	474	1,142	166	77	-	3,198

Property, plant and equipment,
net	45,836	15,806	10,719	9,341	1,621	1,418	(22)	84,719

Non-current assets	2,657	900	1,334	629	342	5,701	(543)	11,020

Total assets	51,326	27,521	14,993	13,439	4,775	17,583	(3,942)	125,695

Selected Balance Sheet Data by Segment

	Year ended December 31, 2007 U.S.$ million

	E&P	SUPPLY	GAS & ENERGY	INTERN.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

Current assets	3,180	13,725	2,864	2,184	2,848	10,710	(6,371)	29,140

Cash and cash equivalents	-	-	-	-	-	6,987	-	6,987
Other current assets	3,180	13,725	2,864	2,184	2,848	3,723	(6,371)	22,153

Investments in non-consolidated
companies and other
investments	85	2,348	550	1,278	640	211	-	5,112

Property, plant and equipment,
net	48,288	14,480	10,615	7,596	1,838	1,475	(10)	84,282

Non-current assets	1,622	665	1,507	659	326	6,741	(339)	11,181

Total assets	53,175	31,218	15,536	11,717	5,652	19,137	(6,720)	129,715

Selected Data for International Segment

	Year ended December 31, 2008 INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL

ASSETS	10,274	2,592	807	354	1,805	(2,393)	13,439

STATEMENT OF INCOME
Net Operating Revenues	2,841	7,313	473	2,676	2	(2,365)	10,940

Net operating revenues to third parties	1,383	5,611	424	2,604	2	-	10,024
Inter-segment net operating revenues	1,458	1,702	49	72	-	(2,365)	916

Net income (loss) for the year	96	(649)	82	12	(357)	8	(808)

	Year ended December 31, 2007 INTERNATIONAL U.S.$ million

	E&P	SUPPLY	GAS & ENERGY.	DISTRIB.	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL
ASSETS	8,337	2,514	753	414	1,403	(1,704)	11,717

STATEMENT OF INCOME
Net Operating Revenues	2,609	6,086	528	2,038	14	(2,174)	9,101

Net operating revenues to third parties	1,136	4,480	480	2,015	14	7	8,132
Inter-segment net operating revenues	1,473	1,606	48	23	-	(2,181)	969

Net income (loss) for the year	(372)	70	107	(37)	(565)	(18)	(815)

This press release contains statements that constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. The Company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements, which speak only as of the date made.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.